Item 77.I. Terms of New or Amended Securities
The Board of Directors of Morgan Stanley European Equity Fund
Inc. (the "Fund") approved, effective February 25, 2013: (i) the suspension of the continuous offering of the Fund's Class B shares to new and existing shareholders; (ii) the renaming of Class C shares of the Fund to Class L shares; (iii) the elimination of the contingent deferred sales charge ("CDSC") applicable to Class C shares of the Fund redeemed within one year of purchase; and (iv) a reduction of the distribution and shareholder services (12b-1) fee applicable to Class C shares of the Fund from 1.00% to 0.75%. The Fund made these changes in a supplement to its Prospectus filed via EDGAR with the Securities and Exchange Commission (the "Commission") on January 14, 2013 (accession number 0001104659-13-002327) and incorporated by reference herein.
At a Special Meeting of Stockholders held on June 24, 2013, Class
W stockholders of the Fund approved an amendment to the Fund's corporate charter and a plan of reclassification for the Fund, pursuant to which Class W shares would be reclassified as Class I shares (the "Reclassification"). Upon the Reclassification, each Class W stockholder owns Class I shares having an aggregate value equal to the aggregate value of Class W shares held by that Class W stockholder. The Fund announced this change in a supplement to its Prospectus filed via EDGAR with the Commission on July 2, 2013 (accession number 0001104659-13-052917) and incorporated by reference herein.